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                        TD WATERHOUSE VARIABLE ANNUITY
             UNION SECURITY LIFE INSURANCE COMPANY OF NEW YORK

                            FILE NO. 333-20345


SUPPLEMENT DATED NOVEMBER 7, 2005 TO THE PROSPECTUS DATED MAY 2, 2005

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SUPPLEMENT DATED NOVEMBER 7, 2005 TO YOUR PROSPECTUS

On November 10, 2005, shareholders will vote on the proposed reorganization of ING VP Emerging Markets Fund with and into ING JPMorgan Emerging Markets Equity Portfolio. If the proposed reorganization is approved, all assets of ING VP Emerging Markets Fund will be transferred into ING JPMorgan Emerging Markets Equity Portfolio and shareholders of ING VP Emerging Markets Fund will receive shares of ING JPMorgan Emerging Markets Equity Portfolio. If approved by the shareholders the reorganization is scheduled to take place on or about December 3, 2005 ("the Closing Date").

As a result, if any of your Contract Value is currently invested in the ING VP Emerging Markets Fund Sub-Account, that Contract Value will be transferred on the Closing Date into the ING JPMorgan Emerging Markets Portfolio Sub-Account. If any portion of your future Premium Payments is allocated to the ING VP Emerging Markets Fund Sub-Account, you may re-direct that allocation to another Sub-Account available under your Contract. Assuming shareholder approval, effective as of the close of trading of the New York Stock Exchange on December 2, 2005, any transaction that includes an allocation to ING VP Emerging Markets Fund Sub-Account will automatically be allocated to the ING JPMorgan Emerging Markets Equity Portfolio Sub-Account.

Assuming shareholder approval, effective as of the close of trading of the New York Stock Exchange on December 2, 2005, unless you direct us otherwise, if you are enrolled in any DCA, DCA Plus, InvestEase, Asset Rebalancing Program or other administrative program that includes transfers of Contract Value or allocations to the ING VP Emerging Markets Fund Sub-Account, your enrollment will automatically be updated to reflect the ING JPMorgan Emerging Markets Equity Portfolio Sub-Account.

In the event that the proposed reorganization is approved, all references and information contained in the prospectus for your Contract related to ING VP Emerging Markets Fund are deleted.

FUND ADDITION ON DECEMBER 2, 2005: In addition, the following Sub-Account is added in alphabetical order to the cover page of the prospectus:

   -- ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO SUB-ACCOUNT which purchases Class I shares of ING JPMorgan Emerging Markets Equity Portfolio.

The following paragraph is added to the sub-section entitled "The Funds":

   ING JP Morgan Emerging Markets Equity Portfolio is a diversified series of ING Investors Trust, an open-end management investment company organized as a Massachusetts business trust. Directed Services, Inc. is the investment adviser to the portfolio and J. P. Morgan Investment Management Inc. serves as the sub-adviser.

The following is added in alphabetical order to the investment goals in the sub-section entitled "The Funds":

ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO -- Seeks capital appreciation.

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The following paragraph is added to the prospectus as the last sentence of the first paragraph in the "Accumulation Unit Values" table:

   There is no information for ING JPMorgan Emerging Markets Equity Portfolio because as of December 31, 2004, the Sub-Account had not commenced operation.

  THIS SUPPLEMENT SHOULD BE RETAINED WITH THE PROSPECTUS FOR FUTURE REFERENCE.

HV-5304